T H E   G R O W T H   F U N D   O F   A M E R I C A,   I N C.
   One Market Steuart Tower, Suite 1800  San Francisco, California 94105-1409
      Mailing Address: P.O. Box 7650, San Francisco, California 94120-7650
                           Telephone (415) 421-9360

January 15, 1999

Capital Research and Management Company
333 South Hope Street, 55/th/ Floor
Los Angeles, CA 90071

RE: DELEGATION OF RESPONSIBILITIES UNDER RULE 17F-5

Dear Mesdames/Sirs:

 This Agreement confirms, and sets forth the responsibilities of the parties in connection with, the appointment of Capital Research and Management Company ("CRMC") as the Foreign Custody Manager of The Growth Fund of America, Inc. (the "Corporation"), in accordance with rule 17f-5, as amended, under the Investment Company Act of 1940 (the "1940 Act"). CRMC hereby accepts such appointment as of the date first written above. All capitalized terms used herein and not otherwise defined have the meanings assigned in rule 17f-5.

The Corporation may, from time to time and in accordance with this Agreement, place or maintain in the care of an Eligible Foreign Custodian, any of the Corporation's investments (including non-U.S. currencies) for which the primary market is outside the United States, and such cash and cash equivalents as are reasonably necessary to effect the Corporation's transactions in such investments, PROVIDED THAT:

(a) CRMC, as Foreign Custody Manager, determines that the Corporation's assets will be subject to reasonable care, based on the standards applicable to custodians in the relevant market, if maintained with the custodian, after considering all factors relevant to the safekeeping of such assets, including, without limitation:

(1) the custodian's practices, procedures, and internal controls, including, but not limited to, the physical protections available for certificated securities (if applicable), the method of keeping custodial records, and the security and data protection practices;

(2) whether the custodian has the requisite financial strength to provide reasonable care for the Corporation's assets;

(3) the custodian's general reputation and standing and, in the case of a securities depository, the depository's operating history and number of participants; and

(4) whether the Corporation will have jurisdiction over and be able to enforce judgments against the custodian, such as by virtue of the existence of any offices of the custodian in the U.S. or the custodian's consent to service of process in the U.S.

(b) The Corporation's non-U.S. custody arrangements is governed by a written contract (or, in the case of a Securities Depository, by such a contract, by the rules or established practices or procedures of the depository, or by any combination of the foregoing) that CRMC, as Foreign Custody Manager, has determined will provide reasonable care for the Corporation's assets based on the standards set forth in paragraph (a) above.

(1) Such contract shall include provisions that provide:

(i) for indemnification or insurance arrangements (or any combination of the foregoing) such that the Corporation will be adequately protected against the risk of loss of assets held in accordance with such contract;

(ii) that the Corporation's assets will not be subject to any right, charge, security interest, lien or claim of any kind in favor of the custodian or its creditors except a claim of payment for their safe custody or administration or, in the case of cash deposits, liens or rights in favor of creditors of the custodian arising under bankruptcy, insolvency, or similar laws;

(iii) that beneficial ownership of the Corporation's assets will be freely transferable without the payment of money or value other than for safe custody or administration;

(iv) that adequate records will be maintained identifying the assets as belonging to the Corporation or as being held by a third party for the benefit of the Corporation;

(v) that the Corporation's independent public accountants will be given access to those records or confirmation of the contents of those records; and

(vi) that the Corporation will receive periodic reports with respect to the safekeeping of the Corporation's assets, including, but not limited to, notification of any transfer to or from the Corporation's account or a third party account containing assets held for the benefit of the Corporation.

(2) Such contract may contain, in lieu of any or all of the provisions specified in subparagraph (1) above, such other provisions that CRMC, as Foreign Custody Manager, determines will provide, in their entirety, the same or a greater level of care and protection for Corporation assets as the specified provisions, in their entirety.

(c)(1) CRMC, as Foreign Custody Manager, will have established a system to monitor the appropriateness of maintaining the Corporation's assets with a particular custodian under paragraph (a) above, and the contract governing the Corporation's arrangements under paragraph (b) above.

(2) If an arrangement no longer meets the requirements of paragraph (c), the Corporation must withdraw its assets from the custodian as soon as reasonably practicable.

 CRMC, as Foreign Custody Manager, will provide written reports notifying the Corporation's Board of Directors of the placement of the Corporation's assets with a particular custodian and of any material change in the Corporation's arrangements, with the reports to be provided to the Board at such times as the Board deems reasonable and appropriate based on the circumstances of the Corporation's non-U.S. custody arrangements.

 CRMC, in performing the responsibilities delegated to it as the Corporation's Foreign Custody Manager, will exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of the Corporation's assets would exercise.

This Agreement (and the appointment of CRMC as the Corporation's Foreign Custody Manager) may be terminated at any time, without payment or any penalty, by the Board of Directors of the Corporation or by vote of a majority (within the meaning of the 1940 Act) of the outstanding voting securities of the Corporation, on sixty (60) days' written notice to CRMC, or by CRMC on like notice to the Corporation.

 The obligations of the Corporation under this Agreement are not binding upon any of the Directors, officers, employees, agents or shareholders of the Corporation individually, but bind only the Corporation's estate. CRMC agrees to look solely to the assets of the Corporation for the satisfaction of any liability in respect of the Corporation under this Agreement and will not seek recourse against such Directors, officers, employees, agents or shareholders, or any of them, or any of their personal assets for such satisfaction.

 Very truly yours,

 THE GROWTH FUND OF AMERICA, INC.

 By:/s/ Julie F. Williams
        Julie F. Williams, Secretary

ACCEPTED AND AGREED as of the date first written above:

CAPITAL RESEARCH AND
MANAGEMENT COMPANY

By: /s/ Paul G. Haaga, Jr.
        Paul G. Haaga, Jr.
        Executive Vice President